SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of September 2010
Commission File Number 1-15028
China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

2

EXHIBITS

Exhibit Number

1	Announcement in relation to Proposed Issue of 0.75 Per Cent Guaranteed Convertible Bonds due 2015 Exchangeable into Ordinary Shares of China Unicom (Hong Kong) Limited.
FORWARD-LOOKING STATEMENTS
The Announcement, constituting Exhibit 1 to this Form 6-K, contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, services and products, as well as sales and marketing, in particular, such networks, services, products, sales and marketing in respect of the Company’s 3G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.
The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.
The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:
•	changes in the regulatory regime and policies for the PRC telecommunications industry, including changes in the regulatory policies of the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;
•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

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•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;
•	changes in telecommunications and related technologies and applications based on such technologies;
•	the level of demand for telecommunications services, in particular, 3G services;
•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;
•	effects of competition on the demand and price of the Company’s telecommunications services;
•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;
•	effects of the Company’s restructuring and integration following the completion of the Company’s merger with China Netcom Group Corporation (Hong Kong) Limited;
•	effects of the Company’s adjustments in its business strategies relating to the personal handyphone system, or PHS, business;
•	effects of the Company’s acquisition from its parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;
•	changes in the assumptions upon which the Company have prepared its projected financial information and capital expenditure plans;
•	changes in the political, economic, legal and social conditions in the PRC, including the PRC Government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and
•	the recovery from the recent global economic downturn inside and outside the PRC.
Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2010	CHINA UNICOM (HONG KONG) LIMITED (Registrant)
	By:	/s/ Chang Xiaobing
		Name:	Chang Xiaobing
		Title:	Chairman and Chief Executive Officer

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Exhibit 1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement is not for distribution, directly or indirectly, in or into the United States, Canada or Japan. This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States or any other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities referred to herein will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States except pursuant to an exemption from, or a transaction not subject to, the registration requirements of the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus. Such prospectus will contain detailed information about the company making the offer and its management and financial statements. The Company does not intend to make any public offering of securities in the United States.

(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
PROPOSED ISSUE OF 0.75 PER CENT
GUARANTEED CONVERTIBLE BONDS
DUE 2015 EXCHANGEABLE INTO ORDINARY SHARES OF
CHINA UNICOM (HONG KONG) LIMITED
Joint Global Coordinators and Joint Lead Managers
Summary
The Board is pleased to announce that the Subscription Agreement was entered into on 28 September 2010 between (i) the Company as issuer of the Conversion Shares, and guarantor for payment of all sums payable in relation to the Convertible Bonds, (ii) its wholly-owned subsidiary, the Bond Issuer as issuer of the Convertible Bonds, and (iii) the Joint Lead Managers.
The Convertible Bonds will be offered and sold to persons whose ordinary business involves buying, selling or investing in securities outside the United States in reliance upon Regulation S of the Securities Act. None of the Convertible Bonds will be offered to the retail public in Hong Kong.
The initial Conversion Price is HK$15.85 per Share. Assuming full conversion of the Convertible Bonds at the initial Conversion Price, the Convertible Bonds will be convertible into approximately 900 million Shares, representing approximately 3.82% of the issued share capital of the Company as at the date of this announcement and approximately 3.68% of the issued share capital of the Company as enlarged by the issue of the Conversion Shares.
The Conversion Shares will be allotted and issued by the Company pursuant to the General Mandate granted to the Directors approved by the Shareholders at the annual general meeting held on 12 May 2010.
The estimated net proceeds from the Bond Issue, after deduction of commission and expenses, amount to approximately US$1.823 billion. The Company intends to use the net proceeds as working capital and for other general corporate purposes.

Application will be made for the listing of the Convertible Bonds on the Stock Exchange. The Company will also apply to the Stock Exchange for the listing of, and permission, to deal in the Conversion Shares.
Completion of the Subscription Agreement is subject to the satisfaction and/or waiver of the conditions precedent therein. In addition, the Subscription Agreement may be terminated in certain circumstances. Please refer to the paragraph headed “THE SUBSCRIPTION AGREEMENT” for further information.
WARNING: As the Subscription Agreement may or may not complete, the Convertible Bonds may or may not be issued and/or the Conversion Shares may or may not be issued or listed, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.
INTRODUCTION
The Board is pleased to announce that the Subscription Agreement was entered into on 28 September 2010 between (i) the Company as issuer of the Conversion Shares, and guarantor for payment of all sums payable in relation to the Convertible Bonds, (ii) its wholly-owned subsidiary, the Bond Issuer as issuer of the Convertible Bonds, and (iii) the Joint Lead Managers.
Pursuant to the Subscription Agreement, the Joint Lead Managers have agreed to subscribe and pay for or to procure subscribers to subscribe and pay for the Convertible Bonds on the Closing Date in an aggregate principal amount of US$1,838,800,000.
The estimated net proceeds from the Bond Issue, after deduction of commission and expenses, amount to approximately US$1.823 billion. The Conversion Shares will be allotted and issued by the Company pursuant to the General Mandate granted to the Directors approved by the Shareholders at the annual general meeting held on 12 May 2010.
THE SUBSCRIPTION AGREEMENT
Date: 28 September 2010
Parties:
1.	The Company as issuer of the Conversion Shares and guarantor

2.	The Bond Issuer as issuer of the Convertible Bonds

3.	CICC, GS and Nomura, as the Joint Lead Managers
To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, the Joint Lead Managers and their respective ultimate beneficial owners are third parties independent of and not connected with the Company and the Bond Issuer or any connected persons of the Company and the Bond Issuer.
Subscription
Subject to the fulfilment of the conditions set out below in the section headed “Conditions Precedent”, the Bond Issuer has agreed to issue and Joint Lead Managers have agreed to subscribe and pay for or to procure subscribers to subscribe and pay for the Convertible Bonds on the Closing Date in an aggregate principal amount of US$1,838,800,000.
The Company has agreed to guarantee payment of all sums payable by the Bond Issuer in relation to the Convertible Bonds.
The Joint Lead Managers have informed the Company that they intend to offer and sell the Convertible Bonds to not less than six independent placees. The Convertible Bonds will be offered and sold to persons whose ordinary business involves buying, selling or investing in securities outside the United States in reliance upon Regulation S of the Securities Act. None of the Convertible Bonds will be offered to the retail public in Hong Kong. To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, such placees and their ultimate beneficial owners are third parties independent of and not connected with the Company and the Bond Issuer or any connected persons of the Company and the Bond Issuer.

Conditions Precedent
The obligations of each of the Joint Lead Managers to subscribe and pay for the Convertible Bonds are subject to, among others, the following conditions precedent:
1.
the Subscription Agreement, the Trust Deed and the Paying and Conversion Agency Agreement, each in a form satisfactory to the Joint Lead Managers, having been executed by all parties thereto on or prior to the Closing Date and the Deposit Agreement being in full force and effect;

2.
(i) the Stock Exchange having agreed, subject to any conditions satisfactory to the Joint Lead Managers, to list the Convertible Bonds or an application having been made to the Stock Exchange for the listing of the Convertible Bonds and (ii) the Stock Exchange having agreed, subject to any conditions satisfactory to the Joint Lead Managers, to list the Conversion Shares or an application having been made to the Stock Exchange for the listing of the Conversion Shares;

3.
delivery to the Joint Lead Managers of PricewaterhouseCoopers, Certified Public Accountants to the Bond Issuer, comfort letters in relation to the Group’s certain financial information in a form satisfactory to the Joint Lead Managers;

4.
delivery to the Joint Lead Managers of legal opinion by the Company’s counsels and the Joint Lead Managers’ counsels as to Hong Kong law, English law and PRC law in relation to, amongst other things, enforceability of the Subscription Agreement, each in a form and substance satisfactory to the Joint Lead Managers; and

5.
at the Closing Date there not having occurred any change, or any development or event reasonably likely to involve a prospective change, in the condition (financial or otherwise), operations, business, prospects or properties of the Bond Issuer, the Company or the their respective subsidiaries, which, in the opinion of the Joint Lead Managers, is material and adverse in the context of the Bond Issue.

If any of the conditions set forth above is not satisfied or waived on or prior to the Closing Date, the Joint Lead Managers shall be released and discharged from their obligations relating to the Convertible Bonds, save that the above condition 1 and 2 are not waivable.
Termination
The Joint Lead Managers may, by notice to the Bond Issuer and the Company given at any time prior to payment of the net subscription monies for Convertible Bonds to the Bond Issuer, terminate the Subscription Agreement in any of the following circumstances:
1.
if there shall have come to the notice of the Joint Lead Managers any breach of, or any event rendering untrue or incorrect in any respect, any of the warranties and representations contained in the Subscription Agreement or any failure by the Bond Issuer or the Company to perform any of its undertakings or agreements in the Subscription Agreement;

2.	if any of the conditions precedent has not been satisfied or waived by the Joint Lead Managers on or prior to the Closing Date;
3.
if in the opinion of the Joint Lead Managers, there shall have been, since the date of the Subscription Agreement, any change, or any development involving a prospective change, in national or international monetary, financial, political or economic conditions (including any disruption to trading generally, or trading in any securities of the Bond Issuer on any stock exchange or in any over the counter market) or currency exchange rates or foreign exchange controls such as would in their view, be likely to prejudice materially the success of the offering and distribution of the Convertible Bonds or dealings in the Convertible Bonds in the secondary market;

4.
if there shall have occurred a general moratorium on commercial banking activities in the PRC or the United Kingdom or United States or Hong Kong by any relevant authorities or a material disruption in commercial banking or securities settlement or clearance services in the PRC or the United Kingdom or United States or Hong Kong which would in the Joint Lead Managers’ view be likely to prejudice materially the success of the offering and distribution of the Convertible Bonds or dealings in the Convertible Bonds in the secondary market;

5.
if there shall have occurred an outbreak or escalation of disaster, hostilities insurrection, armed conflict, act of God or epidemic, or act of terrorism which would in the Joint Lead Managers’ view be likely to prejudice materially the success of the offering or the distribution of the Convertible Bonds or dealings in the Convertible Bonds in the secondary market;

6.
if on or after the date hereof there shall have occurred either of the following: (i) a suspension or material limitation of trading in securities generally on the Shanghai Stock Exchange, the New York Stock Exchange, the Nasdaq Stock Market, Inc., the London Stock Exchange plc or the Stock Exchange and/or any other stock exchange on which the Bond Issuer ´s securities are traded or (ii) a suspension or material limitation in trading in the Company’s securities on the Stock Exchange, the New York Stock Exchange and/or any other stock exchange on which the Company’s securities are traded, which would in the Joint Lead Managers’ view be likely to prejudice materially the success of the offering or the distribution of the Convertible Bonds or dealings in the Convertible Bonds in the secondary market;

7.
any new law or regulation or any change or development involving a prospective change in existing laws or regulations which in the opinion of the Joint Lead Managers has or is likely to have a material adverse effect on the Bond Issuer, the Company, or the Group or is otherwise material in the context of the issue, offering and distribution of the Convertible Bonds; or

8.
a change or development involving a prospective change in taxation affecting the Bond Issuer, the Convertible Bonds and the Shares to be issued upon conversion of the Convertible Bonds or the transfer thereof, such as would in the view of the Joint Lead Managers, be likely to prejudice materially the success of the offering and distribution of the Convertible Bonds.

Lock-up
Neither the Bond Issuer nor the Company nor any of the Company’s subsidiaries over which the Company exercises management or voting control, nor any person acting on its or their behalf will, for a period from 28 September 2010 and ending 90 days after the Closing Date, without the prior written consent of the Joint Lead Managers (a) issue, offer, sell, pledge, contract to sell or otherwise dispose of (or publicly announce any such issuance, offer, sale or disposal) (i) any securities issued by the Bond Issuer or the Company and having a maturity of more than one year from the date of issue, (ii) any Shares or ADSs of the Bond Issuer or the Company or securities convertible or exchangeable into or exercisable for Shares or ADSs of the Company except for the Shares issued pursuant to the employee share option scheme adopted by the Company or any member of the Group, (iii) warrants or other rights to subscribe for or purchaser Shares or ADSs of the Bond Issuer or the Company, or (iv) any security or financial product whose value is determined directly or indirectly by reference to the price of the Shares, or ADSs including equity swaps, forward sales and options representing the right to receive any Shares or ADSs, save for Shares or ADSs issued pursuant to the conversion provisions of the Convertible Bonds, or (b) engage in any transaction, arrangement or activity having an economic effect similar to any of the activities set out in (i), (ii) or (iii) above.
Shareholders’ lock-up
The Bond Issuer and the Company will procure that each of China Netcom Group Corporation (BVI) Limited and China Unicom (BVI) Limited to undertake not to sell any Shares or ADSs or enter into other transactions with a similar effect for a period from 28 September 2010 up to 90 days after the Closing Date.

PRINCIPAL TERMS OF THE CONVERTIBLE BONDS
The principal terms of the Convertible Bonds are summarized as follows:

Issuer:	The Bond Issuer

Guarantor:	The Company

Principal amount:	The aggregate principal amount of the Convertible Bonds will be US$1,838,800,000.

Issue and redemption price:	100% of the principal amount of the Convertible Bonds.

Interest:	The Convertible Bonds bear interest at the rate of 0.75 per cent per annum payable semi-annually in arrear on 18 April and 18 October in each year.

Fee:
The Company agrees to pay to the Joint Lead Managers a combined management fee and underwriting commission and selling concession.

The management fee and underwriting commission and selling concession are determined by benchmarking fees charged in prior transactions of a similar nature by the Joint Lead Managers and other investment banks.

The Directors take the view that the aggregate management fee and underwriting commission and selling concession fees and their respective basis of determination are fair and reasonable.

Conversion period:
Subject to the provisions of the Convertible Bonds and the relevant Bondholder(s) complying with the procedures relating to conversion, Bondholder(s) may exercise conversion rights at any time on or after 28 November 2010 up to the close of business on 8 October 2015 or, if such Convertible Bond(s) shall have been called for redemption by the Company before the Maturity Date, then up to the close of business on a date no later than seven days prior to the date fixed for redemption thereof.

Conversion Price:
The initial Conversion Price is HK$15.85 per Share, representing (i) a premium of 35.5% over the closing price of the Shares at HK$11.70 quoted on the Stock Exchange on 27 September 2010 being the last trading day date before the Subscription Agreement was signed, (ii) a premium of 33.9% over the average closing price of the Shares at HK$11.84 quoted on the Stock Exchange for the last five trading days up to and including 27 September 2010, and (iii) a premium of 33.8% over the average closing price of the Shares at HK$11.85 quoted on the Stock Exchange for the last ten trading days up to and including 27 September 2010.

Assuming full conversion of the Convertible Bonds at the initial Conversion Price of HK$15.85 per Share, the Convertible Bonds will be convertible into approximately 900 million Shares, representing approximately 3.82% of the issued share capital of the Company as at the date of this announcement and approximately 3.68% of the issued share capital of the Company as enlarged by the issue of the Conversion Shares.

The Conversion Price is subject to adjustment for, amongst other things, upon the occurrence of consolidation, subdivision or reclassification, capitalization of profits or reserves, capital distributions, rights issues of Shares or options over Shares, rights issues of other securities, issues at less than current market price, other issues at less that current market price, modification of rights of conversion and other offers to Shareholders.

Formation of the Convertible Bonds and denomination:	The Convertible Bonds will be in registered form and in denominations of US$100,000 (translated into Hong Kong dollars at the fixed exchange rate of US$1.00 = HK$7.7576 each).

Status of the Convertible Bonds:
The Convertible Bonds will constitute direct, unsubordinated, unconditional and unsecured obligations of the Bonds Issuer and shall at all times rank pari passu and without any preference among themselves and with all other present and future unconditional, unsecured and unsubordinated obligations of the Bond Issuer other than those preferred by statute or applicable law.

Ranking of Conversion Shares:
The Conversion Shares to be issued upon conversion of the Convertible Bonds will be fully paid and rank pari passu in all respects with the Shares then in issue on the date the name of the holder of record of the number of Shares issuable upon conversion are registered as such in the register of members of the Company.

Redemption at the option of the Bondholder:
The Bond Issuer will, at the option of a Bondholder, redeem all and not some only of such Bondholder’ Convertible Bonds on 18 October 2013 at their principal amount together with interest accrued and unpaid to the date fixed for redemption.

Redemption at the option of the Bond Issuer:
On or at any time after 18 October 2013 and prior to the Maturity Date, the Bond Issuer may, on giving not less than 30 nor more than 60 days’ notice to the Bondholders and the Trustee (which notice will be irrevocable), redeem all and not some only of the Convertible Bonds for the time being outstanding at their principal amount together with interest accrued and unpaid to the date fixed for redemption, provided that the closing price of the Shares for each of 20 out of 30 consecutive Trading Days, the last day of which occurs not more than five Trading Days prior to the date upon which notice of such redemption is given, is at least 130 per cent of the prevailing Conversion Price.

On or at any time prior to the Maturity Date, the Bond Issuer may, on giving not less than 30 nor more than 60 days’ notice to the Bondholders and the Trustee (which notice will be irrevocable), redeem all and not some only of the Convertible Bonds for the time being outstanding at their principal amount together with interest accrued and unpaid to the date fixed for redemption, if more than 90 per cent in aggregate principal amount of the Convertible Bonds originally issued has already been converted, redeemed or purchased and cancelled.

Redemption for taxation reasons:
At any time the Bond Issuer may, on giving not less than 30 nor more than 60 days’ notice to the Bondholders (which notice will be irrevocable), redeem all and not some only of the Convertible Bonds for the time being outstanding at their principal amount together with interest accrued and unpaid to the date fixed for redemption, if (i) the Bond Issuer or the Company satisfies the Trustee immediately prior to the giving of such notice that the Bond Issuer (or the Company) has or will become obliged to pay additional tax as a result of any change in, or amendment to, the laws or regulations of the British Virgin Islands, Hong Kong, the PRC or any jurisdiction through which any payment is made or any authority thereof or therein having power to tax, or any change in the general application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after 28 September 2010 and (ii) such obligation cannot be avoided by the Bond Issuer or the Company taking reasonable measures available to it.

If the Bond Issuer exercises its tax redemption right, each Bondholder shall have the right to elect that all and not some only of its Convertible Bonds shall not be redeemed. Upon a Bondholder electing not to have its Convertible Bonds redeemed in such circumstances, any payments due after the relevant date shall be made subject to any deduction or withholding of any tax required to be deducted or withheld.

Voting Rights:
The Bondholders will not have any right to attend or vote at any meeting of the Bond Issuer by virtue of them being Bondholders, and until and unless they have converted their Convertible Bonds into Shares.

Negative Pledge:
Each of the Bond Issuer and the Company undertakes that, so long as any Convertible Bond remains outstanding (as defined in the Trust Deed), it will not, and in the case of the Company, it will procure that none of its principal subsidiaries will, create or permit to subsist or arise any security interest upon the whole or any part of their present or future undertakings, assets or revenues (including uncalled capital) to secure any relevant indebtedness or guarantee of or indemnity in respect of any such relevant indebtedness unless, at the same time or prior thereto (a) according to the Convertible Bonds the same security as is created or subsisting to secure any such relevant indebtedness, guarantee or indemnity or (b) providing such other security for the Convertible Bonds as the Trustee may in its absolute discretion consider to be not materially less beneficial to the interests of the Bondholders or such other security as the Bondholders by extraordinary resolution (as defined in the Trust Deed) may approve.

Listing:
Application will be made for the listing of the Convertible Bonds on the Stock Exchange. The Company will also apply to the Stock Exchange for the listing of, and permission, to deal in the Conversion Shares.

Conversion into ADSs:	Bondholders may elect to direct the Company to deposit Shares issued on conversion of the Convertible Bonds with The Bank of New York Mellon, as depositary for issuance of ADSs.
EFFECT ON THE SHARE CAPITAL OF THE COMPANY AS A RESULT OF CONVERSION
Assuming full conversion of the Convertible Bonds at the initial Conversion Price of HK$15.85 per Share, the Convertible Bonds will be convertible into approximately 900 million Shares, representing approximately 3.82% of the issued share capital of the Company as at the date of this announcement and approximately 3.68% of the issued share capital of the Company as enlarged by the issue of the Conversion Shares. The Conversion Shares to be issued upon conversion of the Conversion Bonds will rank pari passu in all respects with the Shares then in issue on the relevant conversion date.

The following table summarises the potential effects on the shareholding structure of the Company as a result of the Bond Issue (by reference to the shareholdings as at the date of this announcement and assuming full conversion of the Convertible Bonds):

			Assuming the Convertible
			Bonds are fully converted
			into Shares (subject to
			adjustment) at the initial
	Shareholding as at the date		Conversion Price of
	of this announcement		HK$15.85 each
		Approximate		Approximate
		% of issued		% of issued
		share capital		share capital
	Number of	of the	Number of	of the
Name of Shareholder	issued Shares	Company	Shares	Company

China United Network Communications Group Company Limited (“Unicom Group”)[1,2]	16,959,075,926	71.98%	16,959,075,926	69.33%
China United Network Communications Limited (“Unicom A Share Company”)[1]	9,725,000,020	41.27%	9,725,000,020	39.76%
China Unicom (BVI) Limited (“Unicom BVI”)[1]	9,725,000,020	41.27%	9,725,000,020	39.76%
China Netcom Group Corporation (BVI) Limited (“Netcom BVI”)[2,3]	7,234,075,906	30.70%	7,234,075,906	29.57%
Telefónica S.A. (“Telefónica”)[4]	1,972,315,708	8.37%	1,972,315,708	8.06%
Telefónica Internacional S.A.U. [4]	1,972,315,708	8.37%	1,972,315,708	8.06%
Public	4,630,785,325	19.65%	5,530,764,813	22.61%

Total	23,562,176,959	100%	24,462,156,447	100%
Note:

1.
Unicom Group and Unicom A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders’ meetings of Unicom BVI, and in accordance with the SFO, the interests of Unicom BVI are deemed to be, and have therefore been included in, the respective interests of Unicom Group and Unicom A Share Company.

2.	Netcom BVI is a wholly-owned subsidiary of Unicom Group. In accordance with the SFO, the interests of Netcom BVI are deemed to be, and have therefore been included in, the interests of Unicom Group.

3.
As of the date of this announcement, Netcom BVI holds 7,008,353,115 shares (representing 29.74% of the total issued shares) of the Company directly. In addition, Netcom BVI is also deemed under the SFO to be interested in 225,722,791 shares (representing 0.96% of the total issued shares) of the Company held as trustee on behalf of a PRC shareholder.

4.
Telefónica Internacional S.A.U. is a wholly-owned subsidiary of Telefónica. In accordance with the SFO, the interests of Telefónica Internacional S.A.U are deemed to be, and have therefore been included in, the interests of Telefónica.

As at the date of this announcement, the Company has, pursuant to the share option schemes adopted by the Company, 396,012,118 share options exercisable at the weighted average exercise price of HK$6.59. None of these share options have been exercised and all remain outstanding as at the date of this announcement. Save as disclosed above, at the date of this announcement, the Company has no outstanding convertible securities which are convertible into Shares.
USE OF PROCEEDS
The estimated net proceeds from the Bond Issue, after deduction of commission and expenses, amount to approximately US$1.823 billion. The Company intends to use the net proceeds as working capital and for other general corporate purposes.

REASONS FOR THE BOND ISSUE
The transactions under the Subscription Agreement and the issue of the Convertible Bonds will provide strong capital support for the development of the Company’s the key business, such as 3G and broadband business, enhance the Company’s market presence and competitiveness, and strengthen the Company’s capital basis effectively after full conversion of the Convertible Bonds.
GENERAL MANDATE FOR THE BOND ISSUE
At the annual general meeting of the Company held on 12 May 2010, an ordinary resolution was passed to grant a general and unconditional mandate to the Directors to allot, issue and deal with Shares, not exceeding the aggregate of 20 per cent of the aggregate nominal amount of the share capital of the Company in issue on the date of such annual general meeting, which amounted to 4,712,418,502 Shares.
The Directors have not exercised the power to allot and issue any new Shares pursuant to the General Mandate. The Conversion Shares will be issued under the General Mandate.
FUND RAISING ACTIVITY BY THE COMPANY IN THE LAST 12 MONTHS
The Company has not carried out any capital fund raising activities in the 12 months period immediately before the date of this announcement.
PRINCIPAL BUSINESS OF THE GROUP
The Company currently provides GSM and WCDMA mobile communications services, fixed-line voice services, fixed-line broadband and other internet related services, business and data communications services in the PRC.
APPLICATION FOR LISTING
Application will be made for the listing of the Convertible Bonds on the Stock Exchange. The Company will also apply to the Stock Exchange for the listing of, and permission, to deal in the Conversion Shares.
Completion of the Subscription Agreement is subject to the satisfaction and/or waiver of the conditions precedent therein. In addition, the Subscription Agreement may be terminated in certain circumstances. Please refer to the paragraph headed “THE SUBSCRIPTION AGREEMENT” above for further information.
WARNING: As the Subscription Agreement may or may not complete, the Convertible Bonds may or may not be issued and/or the Conversion Shares may or may not be issued or listed, Shareholders and potential investors are advised to exercise caution when dealing in the Shares.
DEFINITIONS
In this announcement, unless the context otherwise requires, the following expressions have the meanings set out below:

“ADSs”	American Depositary Shares which are issued pursuant to a depository agreement with The Bank of New York Mellon and traded on the New York Stock Exchange, each representing ownership of 10 Shares

“Board”	the board of Directors

“Bondholder(s)”	holder(s) of the Convertible Bonds from time to time

“Bond Issue”	the subscription and issue of the Convertible Bonds pursuant to the Subscription Agreement

“Bond Issuer”	Billion Express Investments Limited , a company incorporated under the laws of British Virgin Islands with limited liability and which is a wholly-owned subsidiary of the Company

“CICC”	China International Capital Corporation Hong Kong Securities Limited

“Closing Date”	the date (expected to be on 18 October 2010 or such other date as the Company and the Joint Lead Managers may agree) on which the Convertible Bonds are issued

“Company”
China Unicom (Hong Kong) Limited , a company incorporated under the laws of Hong Kong with limited liability and whose shares and ADSs are listed on the Exchange and the New York Stock Exchange, respectively

“connected person”	has the meaning given to it in the Listing Rules

“Conversion Price”	the price per Share at which the Shares will be issued upon conversion and the initial conversion price being HK$15.85 per Share (subject to adjustment)

“Conversion Shares”	means Shares to be allotted and issued by the Company upon conversion of the Convertible Bonds

“Deposit Agreement”
the deposit agreement dated as of June 22, 2000, and as may be amended from time to time, entered into by and among the Company, The Bank of New York Mellon, as depositary and holders and beneficial owners from time to time of ADSs

“Directors”	the directors of the Company

“General Mandate”
the general mandate granted to the Directors approved by the Shareholders at the annual general meeting held on 12 May 2010, to allot and issue the Shares, not exceeding the aggregate of 20 per cent of the aggregate nominal amount of the share capital of the Company in issue on the date of such annual general meeting

“Group”	the Company and its subsidiaries

“GS”	Goldman Sachs (Asia) L.L.C.

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Joint Lead Managers”	CICC, GS and Nomura

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange

“Maturity Date”	18 October 2015

“Nomura”	Nomura International (Hong Kong) Limited

“Paying and Conversion Agency Agreement”	a paying and conversion agency agreement to be entered into between the Bond Issuer, the Company, the Trustee and the paying agents

“PRC” or “China”	the People’s Republic of China

“Securities Act”	The US Securities Act of 1933 (as amended)

“Shareholders”	the shareholders of the Company

“Shares”	ordinary shares of HK$0.10 each in the capital of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Subscription Agreement”
the conditional subscription agreement entered into between the Company, the Bond Issuer and the Joint Lead Managers dated 28 September 2010 in connection with the issue and subscription of the Convertible Bonds

“Trading Day”	a day on which the Stock Exchange is open for dealing business

“Trustee”	The Bank of New York Mellon

“Trust Deed”	the trust deed to be entered into by the Company and the Trustee

“US$”	United States dollars, the lawful currency of the United States
As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Timpson Chung Shui Ming and Cai Hongbin

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED CHU KA YEE Company Secretary

Hong Kong, 28 September 2010